Contact

www.linkedin.com/in/jakejarvi
(LinkedIn)
www.jakejarvi.com (Personal)
www.youtube.com/user/
pineappleboyfilms (Other)

Top Skills

Editing

Creative Writing

Blogging

Jake Jarvi

Director/Writer/Editor/Producer

Greater Chicago Area

Summary

Movies are the best.

Experience

First Snow LLC
Director/Writer/Editor/Producer
December 2024 - Present (1 year 5 months)
Greater Chicago Area

Guided the film EXES OF CHRISTMAS PAST through from financing
through to post production alongside First Snow's other manager Eliza Toser
and Throughline Films. Now available on Tubi, Roku, coming to Prime for
Chirstmas in July.

First Fright LLC
Director/Writer/Editor/Producer/VFX
April 2022 - Present (4 years 1 month)
Gurnee, Illinois, United States

HAUNT SEASON available now!

Theatrical Oct 4, 2024

Digital and On Demand Oct 8, 2024

RS Music, LLC
Head of Video Production & Video Editing
July 2017 - Present (8 years 10 months)
Greater Chicago Area

JWC Media
Associate Editor/Video Producer
August 2007 - June 2017 (9 years 11 months)

Building sentences with words and videos with frames.

Pineapple Boy Productions
Writer/Director/Editor
August 2006 - March 2017 (10 years 8 months)

Known for making up stories about superpowers and other fun fictions.

Columbia College Chicago
Adjunct Instructor
January 2013 - May 2013 (5 months)

Taught a course called Video for the Internet and Mobile TV.

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